Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                  n  Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)

                                                        Date: September 14, 2005

     On September 14, 2005, the New York Stock Exchange, Inc. issued the following bulletin to its members:



                                      * * *

                           Special Membership Bulletin

                          [Letterhead of John A. Thain]




Date: September 14, 2005

To:  NYSE Members

From: John A. Thain

Re:  Update on the NYSE-Archipelago Merger


     Today we filed Amendment No. 1 to our Form S-4 to respond to the first set of SEC comments on the proxy statement. The amended S-4 will be available on our website at www.nyse.com and the SEC's website at www.sec.gov or you may get a copy from Mary Yeager (212-656-2062).

     In response to concerns many of you raised, we have made a number of modifications to the original terms of the deal: we have provided a mechanism for you to elect to receive either more cash or more stock; we have significantly shortened the lock-up period to one, two and three years, and reiterated our intention to hold follow-on secondary offerings as quickly as the market permits; and we have limited the employee initial stock awards to $50 million with no stock delivered until the end of year three. These modifications keep the fundamentals of the deal in place, while helping our Members achieve their financial needs.

The markets continue to view the deal positively. Archipelago's stock price has been trading around $38, implying a NYSE Group valuation of $6.1 billion and an implied seat value of $3.4 million. Over the past several weeks a number of NYSE seats have traded at $2.8 - $2.9 million, with one trade at $3 million, an all-time record.

The strategy behind the deal continues to be well received:

     - We become a for-profit, public company better able to compete with U.S. and global players.

     - We acquire a high-speed, low-cost platform for ETFs, options, and fixed income products that can be traded either on our Floor, on Archipelago's platform, or in both venues.

     - We gain a significant position in the OTC equity market, and the ability to develop a second-brand listing business to compete with Nasdaq.

     -    We add entrepreneurial, innovative management talent.

These objectives would be difficult and time-consuming to accomplish in any other way, and the strategic fit between our two companies is ideal from our perspective.

A few Members continue to misunderstand the nature of this transaction. The deal we are pursuing is comparable to the initial public offering of the NYSE and an acquisition of Archipelago by the NYSE for stock. In our case, these two transactions occur simultaneously. We are not selling the NYSE and have no intention of doing so. You the Members will be the majority owners and control the NYSE Group going forward.

We announced our financial results on August 15. Our net income was $13.0 million for the quarter ended June 30, 2005, compared to $5.0 million in the year-ago quarter and $26.0 million for the first quarter of 2005. Our revenues have been trending up for the past several quarters, with a large uptick during the first quarter from a $19.7 million regulatory fine and other non-recurring revenues. Expenses are down from last year, led by reduced spending in general and administrative expenses and professional services. These results reflect our commitment to efficiency and the success of the initial measures we are taking to prepare ourselves to become a for-profit, publicly-traded entity.

New listings remain strong, with 101 new companies added to our list so far this year. The 80 IPO's listed represent 97% of qualified dollars raised for a total of $28 billion domestically, plus 100% of the qualified non-U.S. dollars raised totaling $500 million. Among the companies scheduled to list in the coming months are Ameriprise Financial Inc., the spinoff from American Express, and Innovene, the British Petroleum carveout that may be one of the biggest new offerings of the year.

Archipelago announced first half 2005 results of $16.2 million net income and $27.1 million pre-tax income on revenues of $263.7 million. The results were negatively impacted by $8.4 million of nonrecurring merger related costs. Eliminating non-recurring items for both Archipelago and the NYSE (principally the $19.7 million fine and $6.0 million of insurance reimbursement for the NYSE) and annualizing the first half results would yield Archipelago net income of $37.6 million and NYSE net income of $61.8 million, or a 38% and 62% relative contribution by Archipelago and the NYSE, respectively.

Our competitors have been active over the past several weeks. The Boston Stock Exchange will team up with Citigroup, CSFB, Fidelity, and Lehman Brothers to launch an all-electronic equities trading market next year. Six major brokerage firms announced in mid-August they were investing in the Philadelphia Stock Exchange, which offers both equities and options trading. And Nasdaq announced it would offer connectivity and routing to options exchanges in the first quarter of 2006. These developments show the speed at which our industry is evolving and reaffirm the underlying competitive forces we face. In addition to our traditional competitors, we must also address internalization. The best way to counter these threats is to complete our merger as quickly as possible while introducing new products and services that enable us to meet customers' needs and continuing to offer the best prices in our listed stocks.

A handful of Members are attempting to impede the prompt completion of our merger through their lawsuits against the NYSE and its Board of Directors. One lawsuit attempted to force the premature and selective release of certain documents. We made sure that all Members received a very complete S-4 at the same time and had equal access to additional information. The second lawsuit seeks to prevent the Membership from exercising their right to vote. The lawsuit asks the court to enjoin the transaction. We believe this lawsuit is without merit. In order to minimize the time and expense of this litigation, we attempted to have the lawsuit dismissed on procedural grounds. This process required the judge to assume that all allegations made by the plaintiff, however false or misleading, were true. The judge declined to dismiss the case, and we believe that assuring the earliest possible vote leaves too little time to procure an appellate reversal. Unfortunately, this means that we will have to go through the time and expense of additional document production, depositions and hearings. You should be aware that the merger agreement requires NYSE and Arca to deliver at least $350 million and $150 million, respectively, in cash to the NYSE Group in accordance with the 70:30 ratio. Any NYSE cash exceeding the 70:30 ratio would be available to distribute to Members in addition to the $300,000 per seat already contemplated. We currently expect to have excess cash, and we intend to distribute it to the Members. EVERY DOLLAR WE SPEND ON THIS LITIGATION IS A DIRECT REDUCTION IN WHAT WE CAN PAY OUT TO YOU. REGRETTABLY, YOUR MONEY IS BEING USED IN AN ATTEMPT TO DENY YOU THE RIGHT TO VOTE.

We continue to make progress on other aspects of the deal. The Department of Justice has reduced its document request for the next phase of their antitrust review. The 19b-4 rule filing has been drafted and will be discussed with the SEC. The tax ruling is in progress. We continue to plan for the Member meeting and vote to occur in November with a closing of the transaction early in 2006.

Finally, you will by now have received a memorandum announcing a special contribution of $1 million from the NYSE Foundation to the American Red Cross for disaster relief in Louisiana, Mississippi and Alabama. In addition, the Foundation will match contributions to the American Red Cross (up to a total of $150,000) from employees and from Members. All Members who are interested in contributing should send checks made out to the American Red Cross to Arthur Cashin, c/o Stock Exchange Luncheon Club, 11 Wall Street, NY, NY 10005.

We will continue to report to you directly and through your Board of Executives representatives on an ongoing basis. I look forward to seeing you at our October 6 Member Town Hall meeting.


cc:  NYSE Chairman Marshall N. Carter
     NYSE Board of Directors

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (File no: 333-126780), containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The registration statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDINGTHE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/ prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago,
Attention: Investor Relations, 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


FORWARD-LOOKING STATEMENTS

Certain statements in this document may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving the NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of the NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the registration statement on Form S-4 (File no: 333-126780) filed by NYSE Group, Inc. with the SEC.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.